UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20594


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 6 - FINAL)*



Forest City Enterprises, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.33 1/3 per share
(Title of Class of Securities)

345550-10-7
(CUSIP Number)



Check the following box if a fee is being paid with this statement
[   ].  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Harris William Investors (William Harris Investors, Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
(a) [    ]
(b) [    ]

3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5	SOLE VOTING POWER
None

6	SHARED VOTING POWER
*940,192 Assumes conversion of 365,230 shares of Class B
Common Stock into 365,230 shares of Class A Common Stock.

7	SOLE DISPOSITIVE POWER
*940,192 Assumes conversion of 365,230 shares of Class B
Common Stock into 365,230 shares of Class A Common Stock.

8	SHARED DISPOSITIVE POWER
None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
*940,192 Assumes conversion of 365,230 shares of Class B
Common Stock into 365,230 shares of Class A Common Stock.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
*4.76% Assumes conversion of 365,230 shares of Class B
Common Stock into 365,230 shares of Class A Common Stock.

12	TYPE OF REPORTING PERSON*
IA
*SEE INSTRUCTION BEFORE FILLING OUT!

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13G
Under the Securities Exchange Act of 1934
Amendment No 6 - FINAL
Item 1(a)	Name of Issuer:
Forest City Enterprises, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
1100 Terminal Tower, 50 Public Square
Cleveland, OH 44113-2203

Item 2(a)	Name of Person Filing:
William Harris Investors, Inc. (WHI)

Item 2(b)	Address of Principal Business Office:
2 North LaSalle Street, Suite 400
Chicago, IL  60602

Item 2(c)	Citizenship:
The filing entity is a Delaware corporation

Item 2(d)	Title of Class of Securities:
Class A Common Stock, par value $0.33 1/3 per share

Item 2(e)	CUSIP Number:
345550-10-7

Item 3	Type of Person:
(e)[X]Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940

Item 4	Ownership at December 31, 1999:
(a)	Amount beneficially owned:
*940,192 Assumes conversion of 365,230 shares of Class B
Common Stock into 365,230 shares of Class A Common Stock.
(b)	Percent of class:
*4.67 Assumes conversion of 365,230 shares of Class B
Common Stock into 365,230 shares of Class A Common Stock.
(c)	Number of shares as to which the filing person has:
(i)	Sole power to vote or to direct the vote:
None

(ii)	Shared power to vote or to direct the vote:
*940,192 Assumes conversion of 365,230 shares of Class B
Common Stock into 365,230 shares of Class A Common Stock.
(iii)	Sole power to dispose or to direct the disposition of:
*940,192 Assumes conversion of 365,230 shares of Class B
Common Stock into 365,230 shares of Class A Common Stock.
(iv)	Shared power to dispose or to direct the disposition of:
None

Item 5	Ownership of Five Percent or Less of a Class:
WHI ceases to be a 13G filer with this filing, as ownership has Fallen below 5%.

Item 6 Ownership of More than Five Percent on Behalf of Another
Person:
N/A

Item 7	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company:
N/A

Item 8Identification and Classification of Members of the Group:
N/A

Item 9	Notice of Dissolution of Group:
N/A

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



Signature:After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: February 14, 2000

Signature:/s/ Gary Neumayer

Name/Title:Gary Neumayer, Treasurer and Compliance Officer